Exhibit 99.3

THIS RESTRUCTURING SUPPORT AGREEMENT IS NOT AN OFFER WITH RESPECT TO ANY SECURITIES OR A SOLICITATION OF ACCEPTANCES OF A CHAPTER 11 PLAN WITHIN THE MEANING OF SECTION 1125 OF THE BANKRUPTCY CODE. ANY SUCH OFFER OR SOLICITATION WILL COMPLY WITH ALL APPLICABLE SECURITIES LAWS AND/OR PROVISIONS OF THE BANKRUPTCY CODE. NOTHING CONTAINED IN THIS RESTRUCTURING SUPPORT AGREEMENT SHALL BE AN ADMISSION OF FACT OR LIABILITY OR, UNTIL THE OCCURRENCE OF THE AGREEMENT EFFECTIVE DATE ON THE TERMS DESCRIBED HEREIN, DEEMED BINDING ON THE PARTIES HERETO.

RESTRUCTURING SUPPORT AGREEMENT

This RESTRUCTURING SUPPORT AGREEMENT (including all exhibits and schedules attached hereto and incorporated herein in accordance with Section 2, this “Agreement”) is made and entered into as of March 22, 2017, by and among the following parties:

i.	P10 Industries, Inc., a Delaware corporation formerly known as Active Power Inc. (the “Debtor”); and

ii.	210/P10 Investment LLC, a Texas limited liability company (“210”). The Debtor and 210 are each a “Party,” and collectively, the “Parties”.

RECITALS

WHEREAS, the Parties have engaged in good faith, arm’s-length negotiations regarding a restructuring transaction (the “Restructuring”) pursuant to the terms and upon the conditions set forth in this Agreement;

WHEREAS, on November 19, 2016, the Debtor closed on the sale of substantially all of its assets (the “Legacy Sale”), including all of its assets related to its UPS and MIS businesses (the “Historic Business”), to the Buyer and Parent (together, the “Legacy Purchaser”) identified in that certain Asset Purchase Agreement dated September 29, 2016, as amended (the “Legacy APA”), entered into by and between Debtor and Legacy Purchaser;

WHEREAS, the Debtor intends to reorganize (the “Chapter 11 Case”) under chapter 11 of title 11 of the United States Code, 11 U.S.C. §§ 101-1532 (the “Bankruptcy Code”), in the United States Bankruptcy Court for the Western District of Texas (such court, or another bankruptcy court of competent jurisdiction with respect to the subject matter, the “Bankruptcy Court”) to effect the Restructuring through a prepackaged chapter 11 plan of reorganization (the “Plan”);

WHEREAS, subject to the terms and conditions of this Agreement, 210 will purchase 21,650,000 shares of the Debtor’s common stock, $0.001 par value, for total purchase consideration of $4,654,750.00 (the “Investment”);

WHEREAS, subject to certain terms and conditions in this Agreement, 210 will agree to provide up to $10 million in the aggregate for certain acquisitions by the Debtor through the incurrence of unsecured indebtedness pursuant to a loan agreement and/or the issuance of the Debtor’s non-convertible preferred stock;

WHEREAS, the Parties have agreed to certain terms with respect to the organization and governance of the reorganized Debtor, after the Agreement Effective Date, as defined below, as more fully described herein;

WHEREAS, the Parties have agreed to take certain actions in support of the Restructuring on the terms and conditions set forth in this Agreement.

NOW, THEREFORE, in consideration of the covenants and agreements contained herein, and for other valuable consideration, the receipt and sufficiency of which are hereby acknowledged, each Party, intending to be legally bound hereby, agrees as follows:

AGREEMENT

Section 1. Agreement Effective Date.

This Agreement shall become effective and binding upon each of the Parties upon the execution and delivery of counterpart signature pages (such date, the “Agreement Effective Date”).

Section 2. Exhibits Incorporated by Reference.

Each of the exhibits attached hereto is expressly incorporated herein and made a part of this Agreement, and all references to this Agreement shall include the exhibits. In the event of any inconsistency between this Agreement (without reference to the exhibits) and the exhibits, this Agreement (without reference to the exhibits) shall govern.

Section 3. Definitive Documentation.

The definitive documents and agreements governing the Restructuring (collectively, the “Definitive Documentation”) shall consist of: (a) the Plan (and all exhibits thereto); (b) the proposed order confirming the Plan (the “Confirmation Order”) and pleadings in support of entry of the Confirmation Order; (c) the disclosure statement in support of the Plan (the “Disclosure Statement”); (d) the order of the Bankruptcy Court approving the Disclosure Statement; (e) the Securities Purchase Agreement (the “SPA”) and all exhibits and attachments thereto, including, without limitation, the forms of (1) Certificate of Designation, (2) Loan Agreement, (3) Promissory Note, (4) Registration Rights Agreement, (5) Amendment No. 1 to Rights Agreement, (6) Indemnification Agreement, (7) Amendment to Offer Letter with Mark A. Ascolese, (8) Amendment to Offer Letter with James A. Powers; and (f) all other documents that will comprise the Plan Supplement or are otherwise attached as exhibits to this Agreement, the SPA, or any of the foregoing documents. The documents constituting the Definitive Documentation have been agreed to in form and substance and may only be modified in writing by mutual agreement of the Debtor and 210.

Section 4. Commitments Regarding the Restructuring.

4.01. Agreements Regarding the Bankruptcy Process, the Plan and Definitional Documents.

(a) The Parties agree that the Debtor shall pursue the following milestones in connection with the Bankruptcy Case (the “Milestones”) unless agreed otherwise by the Parties and, in any event, subject to the Bankruptcy Court’s availability. Notwithstanding the foregoing, the Plan Effective Date shall have occurred on or before June 15, 2017:

(i) the Debtor shall have filed its final 10-K with the Securities Exchange Commission (“SEC”) on or before March 18, 2017;

(ii) on or before March 22, 2017, the Debtor shall file a petition for relief (the “Petition Date”) under chapter 11 of title 11 of the U.S. Code (the “Bankruptcy Code”);

(iii) on the Petition Date the Debtor shall:

(A)	file its Plan as a pre-packaged plan of reorganization;

(B)	file its Disclosure Statement in support of the Plan;

(C)	file a motion to shorten the bar date to a date that is not more than thirty-five (35) days after the Petition Date;

(D)	file its schedules of assets and liabilities and schedule of financial affairs;

(E)	file a motion to approve a form of publication notice;

(F)	file a motion to limit the trading of the Debtor’s publicly traded common stock during the pendency of the Bankruptcy Case;

(G)	file a motion to approve a notice to stakeholders which shall (x) provide notice of the bankruptcy filing, (y) provide notice of the shortened claims bar date, (z) provide notice of the confirmation hearing on the Plan;

(H)	file a motion pursuant to Bankruptcy Code § 365 requesting authorization to assume the Agreement and the Langley RSA;

(I)	file such other “first day” motions as shall be agreed to by and between the Debtor and 210;

(iv) on or before April 3, 2017, the Debtor shall obtain approval of the (w) motion to limit trading of the Debtor’s publicly traded common stock; (x) motion to shorten bar date, (y) motion to approve a form of publication notice; and (z) motion to approve the notice to stakeholders;

(v) on or before April 7, 2017, the Bankruptcy Court shall enter an order approving the assumption of the Agreement and the Langley RSA;

(vi) the Bankruptcy Court shall set a hearing on confirmation of the Debtor’s Plan for a date not later than May 12, 2017 with a deadline to object no later than May 1, 2017;

(b) the Plan or other Definitive Documents, as applicable, shall contain the following key elements:

(i) all classes of claims and interests under the Plan shall be unimpaired and therefore not entitled to vote on the Plan;

(ii) the Plan shall incorporate and provide for the implementation of the SPA and all related documents, including without limitation the Loan Agreement;

(iii) the Plan will approve a settlement agreement with the Legacy Purchaser whereby: (x) the Debtor will assume and assign the lease for the premises of its Braker facility (the “Braker Facility Lease”) to the Legacy Purchaser, (y) the Legacy Purchaser will release the Debtor from any liability under the Legacy APA, the Braker Facility Lease and the Assignment and Assumption of Lease Agreement, dated November 19 2016, relating to the Debtor’s former facility at 11525 Stonehollow Drive, Austin, Texas (the “Stonehollow Lease Assignment”), and (z) the Legacy Purchaser will receive $1 million, less the Debtor’s security deposit relating to the Braker Facility Lease;

(iv) the Plan will have the following classes of claims and the treatment of such claims:

(A)	Class of Allowed Secured Claims, will be unimpaired and not entitled to vote;

(B)	Class of Allowed Unsecured Claims, will be unimpaired and not entitled to vote;

(C)	Class of Equity Security Holders, will be comprised of existing stockholders who will retain their rights, subject to dilution through the issuance of shares of the Debtor’s common stock and the possible issuance of the Debtor’s non-convertible preferred stock to 210 pursuant to the terms of the SPA and Plan, and will be unimpaired and not entitled to vote; and

(D)	Such other Classes as shall be agreed by the Debtor and 210 in accordance with the applicable provisions of the Bankruptcy Code;

(v) on the effective date of the Plan (the “Plan Effective Date”), all of the Debtor’s then-existing directors, except for CEO Mark Ascolese and Daryl Dulaney (the “Continuing Directors”), shall voluntarily resign;

(vi) on the Plan Effective Date, Stephen Clearman will be appointed Special Board Observer with the right to notice of and the right to attend meetings of the board of directors of the Debtor, but without any voting rights at any such meeting.

(vii) on the Plan Effective Date, two directors designated by 210 and disclosed in the Plan Supplement (the “210 Directors”) shall be named by the Continuing Directors to fill two vacancies on the Debtor’s board of directors, and thereafter, 210 shall nominate a fifth director, which director shall be an “Independent” director as defined by the NASDAQ, and shall be named by the 210 Directors and the Continuing Directors to fill another vacancy on the Debtor’s board of directors (such director, collectively with the Continuing Directors and the 210 Directors, the “Post-Closing Board”); all such directors shall stand for re-election in 2018;

(viii) the Debtor shall obtain directors and officers liability insurance to be in force upon the Plan Effective Date, with coverage acceptable to all Continuing Directors and 210 Directors from financially sound and reputable insurers, except as otherwise decided in accordance with policies adopted by unanimous approval of the Post-Closing Board, and shall not be cancelable by the Debtor without prior unanimous approval by the Post-Closing Board; and

(ix) the Plan shall amend the Debtor’s charter in form and substance satisfactory to 210 in all respects that shall provide that (1) an additional 70 million shares of common stock will be authorized and (2) without the prior approval of the Debtor’s board of directors, the following transactions will be null and void ab initio (a) any transaction that would result in a holder of the Debtor’s stock owning more than 4.99% of the Debtor’s outstanding shares of common stock or (b) any transaction that would result in an existing 4.99% holder that increases his stake by even a share.

(c) All conditions to the closing under the SPA shall have been satisfied prior to Plan Effective Date.

4.02. Commitments of 210.

(a) During the period beginning on the Agreement Effective Date and ending on a Termination Date (as defined herein) (such period, the “Effective Period”), 210 shall:

(i) support and take all actions consistent with the terms of this Agreement and necessary or reasonably requested by the Debtor to facilitate consummation of the Restructuring;

(ii) negotiate in good faith all Definitive Documentation that is subject to negotiation as of the Agreement Effective Date;

(iii) use reasonable efforts to execute any document and give any notice, order, instruction, or direction necessary or reasonably requested by the Debtor that is consistent with the transactions contemplated by this Agreement and the Plan to support, facilitate, implement, consummate, or otherwise give effect to the Restructuring;

(iv) use good faith efforts to negotiate, execute and implement the Definitive Documentation on terms consistent with this Agreement;

4.03. Commitments of the Debtor.

(a) During the Effective Period, the Debtor shall:

(i) negotiate in good faith all Definitive Documentation that is subject to negotiation as of the Agreement Effective Date;

(ii) comply with its obligations under the SPA and related documents, including without limitation, its obligation to issue 21,650,000 shares of the Debtor’s common stock to 210 for $0.215 per share, for a total purchase price of $4,654,750.00 million;

(iii) take such necessary action to prevent the issuance of shares of the Common Stock to 210 from triggering the ability of the Debtor’s stockholders to exercise rights granted pursuant to the Debtor’s existing stockholder rights plan;

(iv) prior to commencing its Bankruptcy Case, the Debtor shall authorize and execute Amendment No. 1 to the existing Rights Agreement in a form and matter acceptable to 210 in its sole discretion;

(v) cooperate with and provide mutual assistance to 210 in preparing a post-Plan Effective Date operating plan for the Debtor that is in all respects acceptable to 210, with such plan to be agreed upon by the Debtor and 210 by June 15, 2017;

(vi) support and complete the Restructuring and all transactions set forth in this Agreement;

(vii) execute and deliver any other required agreements to effectuate and consummate the Restructuring;

(viii) make commercially reasonable efforts to obtain required regulatory and/or third-party approvals for the Restructuring;

(ix) complete the Restructuring in a timely and expeditious manner;

(x) operate its business in the ordinary course, taking into account the Restructuring;

(xi) not undertake any actions materially inconsistent with the adoption and implementation of the Plan and confirmation thereof;

(xii) if the Debtor has not already obtained an agreement from the Legacy Purchaser agreeing to the terms of the Plan, the Debtor shall obtain such agreement from the Legacy Purchaser prior to the Petition Date; and

(xiii) use commercially reasonable efforts to obtain court approval of the releases set forth in the Plan.

(b) During the Effective Period, the Debtor also agrees to the following affirmative covenants:

(i) The Debtor shall provide to counsel for 210 at least two (2) calendar days (or such shorter prior review period as necessary in light of exigent circumstances) prior to the date when the Debtor intends to file such document draft copies of all “first day” and “second day” motions that the Debtor intends to file with the Bankruptcy Court, and shall consult in good faith with such counsel regarding the form and substance of any such proposed filing with the Bankruptcy Court. Counsel to 210 shall provide all comments to such motions by no later than one (1) calendar day (or within such time period as is reasonably practicable in light of the time at which such motions were provided to counsel for prior review) prior to the date when the Debtor intends to file with the Bankruptcy Court such motions, and Debtor’s counsel shall consult in good faith with such counsel to 210 regarding any comments so provided if Debtor’s counsel shall not be in agreement with such comments. The Debtor will use reasonable efforts to provide counsel to 210 at least three (3) calendar days prior to filing such material pleadings draft copies of all other material pleadings that the Debtor intends to file with the Bankruptcy Court. Counsel to 210 shall provide comments to such material pleadings by no later than one (1) calendar day (or within such time period as is reasonably practicable in light of the time at which such material pleadings were provided to counsel for prior review) prior to the date when the Debtor intends to file with the Bankruptcy Court such material pleadings. Debtor’s counsel shall consult in good faith with such counsel to 210, regarding any comments so provided in respect of any such material pleading if Debtor’s counsel shall not be in agreement with such comments;

(ii) the Debtor shall timely file a formal objection to any unresolved motion filed with the Bankruptcy Court by a third party seeking the entry of an order (A) directing the appointment of an examiner with expanded powers to operate the Debtors’ businesses pursuant to Bankruptcy Code § 1104 or a trustee, (B) converting the Chapter 11 Case to a case under chapter 7 of the Bankruptcy Code, (C) dismissing the Chapter 11 Case, or (D) modifying or terminating the Debtor’s exclusive right to file and/or solicit acceptances of a plan of reorganization under Bankruptcy Code § 1121;

(iii) the Debtor will not enter into any amendment or modification of the Langley RSA without the prior written consent of 210;

(iv) the Debtor shall promptly notify 210 in writing of any governmental or third-party complaints, litigations, investigations, or hearings (or communications indicating that the same may be contemplated or threatened).

4.04. Representations and Warranties of 210. 210 represents and warrants that:

(a) (i) it is an accredited investor (pursuant to Rule 501(a)(8) under the Securities Act of 1933, as amended (the “Securities Act”)) and (ii) any securities of any Debtor acquired by 210 in connection with the Restructuring will be acquired for investment and not with a view to distribution or resale in violation of the Securities Act;

(b) as of the date hereof, it has no actual knowledge of any event that, due to any fiduciary or similar duty to any other person or entity, would prevent it from taking any action required of it under this Agreement; and

(c) the execution, delivery, and performance of this Agreement does not and shall not: (i) violate any provision of law, rules, or regulations applicable to it or any of its subsidiaries in any material respect; (ii) violate its certificate of incorporation, bylaws, or other organizational documents or those of any of its subsidiaries; or (iii) conflict with, result in a breach of, or constitute (with due notice or lapse of time or both) a default under any contractual obligation to which it is a party, which conflict, breach, or default, would have a material adverse effect on the Restructuring.

4.05. Representations and Warranties of the Debtor. The Debtor represents and warrants that:

(a) as of the Agreement Effective Date, it has no actual knowledge of any event that, due to any fiduciary or similar duty to any other person or entity, would prevent it from taking any action required of it under this Agreement;

(b) the Debtor affirms the representations and warranties contained in the SPA and all related documents as of the Agreement Effective Date;

(c) the Legacy Purchaser assumed at the Legacy Closing all of the Debtor’s Liabilities, as defined below, arising out of, relating to or otherwise in respect of the operation of the Historic Business or the purchased assets to the extent Liabilities relate to such operation or such assets on or prior to the Closing Date but excluding each of the following: (1) Liabilities relating to the Braker Facility Lease, (2) Liabilities relating to the Stonehollow Lease Assignment, and (3) Liabilities related to taxes, indemnification of officers and directors, retained assets, retained employees or obligations to Langley under the Asset Purchase Agreement. For purposes of this Agreement, “Liabilities” shall mean any liability, indebtedness or obligation of any kind (whether known, unknown, accrued, absolute, contingent, matured, unmatured or otherwise, and whether or not required to be recorded or reflected on a balance sheet under generally accepted accounting principles in the U.S.);

(d) it is not aware of any outstanding Liabilities against it or obligation owed by it other than the Liabilities identified in Section 4.05(c) of this Agreement and the outstanding Liabilities identified in the schedules of assets and liabilities and statement of financial affairs circulated in draft form in preparation for the bankruptcy filing;

(e) upon the occurrence of the Legacy Closing, the Debtor retained at least $1 million of unrestricted cash and the patents previously disclosed to 210 (the “Patents”);

(f) on the Petition Date, the Debtor shall have not less than $800,000.00 of unencumbered cash to which the Debtor holds exclusive title in a bank account in the exclusive control of the Debtor and to which its authorized agents, solely in their capacity as such, are the sole signatories;

(g) the Legacy Purchaser has agreed by separate restructuring support agreement with the Debtor to take an assignment of the Braker Facility Lease pursuant to the Plan and to release all liabilities under the Legacy APA (the “Langley RSA”);

(h) there are only 96,000 un-cancelled options relating to the Debtor’s common stock as of the Agreement Effective Date;

(i) Mark Ascolese has agreed that (x) he will accept 1,600,000 in new stock options with respect to the Debtor’s common stock to be conferred on him on the Plan Effective Date in full satisfaction, settlement, and release of any and all claims he holds, or will hold, against the Debtor for unpaid compensation or restricted stock units through the Plan Effective Date, and (y) the 1,600,000 in new stock options will have an exercise price of the higher of either (i) $0.215 cents or (ii) the average share price of the Debtor’s common stock over the first five (5) stock trading days after the Plan Effective Date, provided however that Mark Ascolese must provide the Debtor’s board with notice of his intent to exercise any of the new stock options and the Debtor shall have the option, in its sole and absolute discretion, to settle the new stock options for cash in lieu of issuing stock;

(j) Jay Powers has agreed that he will accept a $30,000 cash payment to be paid on the Plan Effective Date in full satisfaction, settlement, and release of any and all claims he holds, or will hold, against the Debtor for unpaid compensation through the Plan Effective Date;

(k) the Debtor has filed its annual report on Form 10-K for fiscal year 2016, and a Form 15 suspending its duties to file reports under Sections 13(a) and 15(d) promulgated under the Securities and Exchange Act of 1934, with the Securities Exchange Commission (“SEC”); and

(l) the execution, delivery, and performance of this Agreement does not and shall not: (a) violate any provision of law, rules, or regulations applicable to it or any of its subsidiaries in any material respect; (b) violate its certificate of incorporation, bylaws, or other organizational documents or those of any of its subsidiaries; or (c) conflict with, result in a breach of, or constitute (with due notice or lapse of time or both) a default under any contractual obligation to which it is a party, which conflict, breach, or default, would have a material adverse effect on the Restructuring.

Section 5. Mutual Representations, Warranties, and Covenants.

Each of the Parties, severally and not jointly represents, warrants, and covenants to each other Party:

5.01. Enforceability. It is validly existing and in good standing under the laws of the state of its organization, and this Agreement is a legal, valid, and binding obligation of such Party, enforceable against it in accordance with its terms, except as enforcement may be limited by applicable laws relating to or limiting creditors’ rights generally or by equitable principles relating to enforceability.

5.02. No Consent or Approval. Except as expressly provided in this Agreement, the Plan, the SPA, or the Bankruptcy Code, no consent or approval is required by any other person or entity in order for it to effectuate the Restructuring contemplated by, and perform the respective obligations under, this Agreement.

5.03. Power and Authority. Except as expressly provided in this Agreement, it has all requisite corporate or other power and authority to enter into, execute, and deliver this Agreement and to effectuate the Restructuring contemplated by, and perform its respective obligations under, this Agreement.

5.04. Governmental Consents. Except as expressly set forth herein and with respect to the Debtor’s performance of this Agreement (and subject to necessary Bankruptcy Court approval and/or regulatory approvals associated with the Restructuring), the execution, delivery and performance by it of this Agreement does not, and shall not, require any registration or filing with consent or approval of, or notice to, or other action to, with or by, any federal, state, or other governmental authority or regulatory body.

Section 6. Acknowledgement.

Notwithstanding any other provision herein, this Agreement is not and shall not be deemed to be an offer with respect to any securities or solicitation of votes for the acceptance of a plan of reorganization for purposes of Bankruptcy Code §§ 1125 and 1126 or otherwise. Any such offer or solicitation will be made only in compliance with all applicable securities laws and provisions of the Bankruptcy Code.

Section 7. Termination Events.

7.01. 210 Termination Events.

(a) This Agreement may be terminated by 210 by the delivery to the Debtor, of a written notice in accordance with Section 9.09 hereof, upon the occurrence and continuation of any of the following events:

(i) the breach by the Debtor of any of the representations, warranties, or covenants of the Debtor as set forth in this Agreement; provided, however, (i) that promptly after becoming aware of the facts surrounding a breach of this Agreement, 210 shall transmit a notice to the Debtor pursuant to Section 9.09 hereof, detailing any such breach and (ii) if such breach is capable of being cured, the Debtor shall have five (5) business days after receiving such notice to cure any breach;

(ii) the issuance by any governmental authority, including any regulatory authority or court of competent jurisdiction, of any injunction, judgment, decree, charge, ruling, or order enjoining, the consummation of a material portion of the Restructuring; provided, however, that the Debtor shall have 30 business days after issuance of such injunction, judgment, decree, charge, ruling, or order to obtain relief that would allow consummation of the Restructuring that (i) does not prevent or diminish in a material way compliance with the terms of this Agreement or (ii) is otherwise reasonably acceptable to 210;

(iii) an examiner (with expanded powers beyond those set forth in Bankruptcy Code § 1106(a)(3) and (4)), or a trustee or receiver shall have been appointed in the Chapter 11 Case;

(iv) any Party seeking to terminate this Agreement pursuant to Section 7.01 files any motion or pleading with the Bankruptcy Court that is materially inconsistent with this Agreement and such motion or pleading has not been withdrawn or is not otherwise denied by the Bankruptcy Court within 30 days of receipt of notice by such party that such motion or pleading is inconsistent with this Agreement;

(v) the entry of a ruling or order by the Bankruptcy Court that would prevent consummation of the Restructuring; provided, however, that the Debtor shall have 30 days after issuance of such ruling or order to obtain relief that would (i) remedy any such impediment to the Restructuring in a manner that does not prevent or diminish in a material way compliance with the terms of this Agreement or (ii) is otherwise acceptable to 210;

(vi) the conversion or dismissal of the Chapter 11 Case, unless such conversion or dismissal, as applicable, is made with the prior written consent of counsel to 210;

(vii) any of the Definitive Documentation shall have been modified without the prior consent of 210;

(viii) the Bankruptcy Court grants relief terminating, annulling, or modifying the automatic stay (as set forth in Bankruptcy Code § 362) with regard to any material assets of the Debtor that would have a material adverse effect on the Restructuring, without the consent of 210;

(ix) the Debtor shall fail to meet any of the Milestones as set forth in Section 4.01(a);

(x) the Bankruptcy Court enters any order, including a plan confirmation order, that alters any provision of the SPA; or

(xi) the determination by 210 that either (A) the consummation of the Plan will result in an “ownership change” (as defined in Section 382 of the Internal Revenue Code of 1986, as amended (the “Tax Code”) to which Section 382(a) of the Tax Code applies, or (B) the Debtor has otherwise had (at any time) an “ownership change” to which Section 382(a) of the Tax Code applies.

(b) 210 may, in its sole and absolute discretion, waive any of the termination events set forth in Sections (i)–(xi). In the event that 210 terminates this Agreement for a reason other than specifically contained herein, 210 shall pay the Debtor a liquidated damage amount of $500,000 on the date this Agreement terminates.

7.02. Debtor’s Termination Events.

(a) The Debtor may terminate this Agreement upon ten (10) business days’ prior written notice, delivered in accordance with Section 9.09 hereof, upon the occurrence of any of the following events: (a) the breach by 210 of any material provision set forth in this Agreement that remains uncured for a period of fifteen (15) business days after the receipt by 210 of notice of such breach or (b) the issuance by any governmental authority, including any regulatory authority or court of competent jurisdiction, of any final, non-appealable ruling or order enjoining the consummation of a material portion of the Restructuring.

(b) If the Debtor determines, on the advice of counsel, that it is in the best interest of the Debtor and its estate to terminate this Agreement to pursue an alternative transaction, the Debtor may terminate this Agreement ten (10) days after providing 210 notice in writing of its intent to terminate the Agreement to pursue an alternative transaction, provided that:

(i) 210 shall have a right of first refusal to pursue any such alternative transaction on the same terms and conditions as the transaction with a third party and

(ii) in the event that 210 determines not to pursue any such transaction, 210 shall be entitled to receive a breakup fee in the amount of $500,000, with such break-up fee (the “Break-up Fee”) to become a liquidated obligation of the Debtor on the date the Agreement terminates and shall, without the need for further action by the Debtor or 210, have an allowed administrative expense priority claim in the Chapter 11 case without the need for 210 to file any motion or application with the Bankruptcy Court, provided that 210 shall be entitled to file any such motion, application, or other pleading with the Bankruptcy Court seeking the entry of an order confirming the status of the administrative expense priority claim that in its sole discretion it determines to be in its best interest. Furthermore, the Debtor shall be required to pay 210 the Break-up Fee within thirty (30) days of the date that the termination of the Agreement pursuant to Section 7.02(b) shall become effective.

7.03. Mutual Termination. This Agreement, and the obligations of all Parties hereunder, may be terminated by mutual agreement among the Parties.

7.04. Termination Upon Completion of the Restructuring. This Agreement shall terminate automatically without any further required action or notice on the Plan Effective Date.

7.05. Effect of Termination. No Party may terminate this Agreement if such Party failed to perform or comply in all material respects with the terms and conditions of this Agreement, with such failure to perform or comply causing, or resulting in, the occurrence of one or more termination events specified herein. The date on which termination of this Agreement as to a Party is effective in accordance with Sections 7.01, 7.02, 7.03, 7.04 shall be referred to as a “Termination Date.” Except as set forth below, upon the occurrence of a Termination Date as to a Party, this Agreement shall be of no further force and effect and each Party subject to such termination shall be released from its commitments, undertakings, and agreements under or related to this Agreement and shall have the rights and remedies that it would have had, had it not entered into this Agreement, and shall be entitled to take all actions, whether with respect to the Restructuring or otherwise, that it would have been entitled to take had it not entered into this Agreement. Upon the occurrence of a Termination Date, any and all consents tendered by the Parties subject to such termination before a Termination Date shall be deemed, for all purposes, to be null and void from the first instance and shall not be considered or otherwise used in any manner by the Parties in connection with the Restructuring and this

Agreement or otherwise. Notwithstanding anything to the contrary in this Agreement, the foregoing shall not be construed to prohibit the Parties from contesting whether any such termination is in accordance with its terms or to seek enforcement of any rights under this Agreement that arose or existed before a Termination Date. Except as expressly provided in this Agreement, nothing herein is intended to, or does, in any manner waive, limit, impair, or restrict (a) any right of the Debtor or the ability of the Debtor to protect and reserve its rights (including rights under this Agreement), remedies, and interests, including its claims against 210, and (b) any right of 210, or the ability of 210 to protect and preserve its rights (including rights under this Agreement), remedies, and interests, including its claims against the Debtor.

Section 8. Amendments.

Neither this Agreement nor any of the Definitional Documents, may be modified, amended, or supplemented without prior written consent of the Debtor and 210.

Section 9. Miscellaneous.

9.01. Further Assurances. Subject to the other terms of this Agreement, the Parties agree to execute and deliver such other instruments and perform such acts, in addition to the matters herein specified, as may be reasonably appropriate or necessary, or as may be required by order of the Bankruptcy Court, from time to time, to effectuate the Restructuring, as applicable.

9.02. Complete Agreement. This Agreement constitutes the entire agreement between the Parties with respect to the subject matter hereof and supersedes all prior agreements, oral, or written, among the Parties with respect thereto.

9.03. Headings. The headings of all sections of this Agreement are inserted solely for the convenience of reference and are not a part of and are not intended to govern, limit, or aid in the construction or interpretation of any term or provision hereof.

9.04. GOVERNING LAW; SUBMISSION TO JURISDICTION; SELECTION OF FORUM. THIS AGREEMENT IS TO BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF TEXAS APPLICABLE TO CONTRACTS MADE AND TO BE PERFORMED IN SUCH STATE, WITHOUT GIVING EFFECT TO THE CONFLICT OF LAWS PRINCIPLES THEREOF. Each Party hereto agrees that it shall bring any action or proceeding in respect of any claim arising out of or related to this Agreement, to the extent possible, the United States District Court for the Western District of Texas (the “Chosen Court”), and solely in connection with claims arising under this Agreement: (a) irrevocably submits to the exclusive jurisdiction of the Chosen Court; (b) waives any objection to laying venue in any such action or proceeding in the Chosen Court; and (c) waives any objection that the Chosen Court are an inconvenient forum or do not have jurisdiction over any Party hereto; provided, however, that if the Debtor commences the Chapter 11 Case, then the Bankruptcy Court (or court of proper appellate jurisdiction) shall be the exclusive Chosen Court.

9.05. Trial by Jury Waiver. EACH PARTY HERETO IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

9.06. Execution of Agreement. This Agreement may be executed and delivered in any number of counterparts and by way of electronic signature and delivery, each such counterpart, when executed and delivered, shall be deemed an original, and all of which together shall constitute the same agreement. Except as expressly provided in this Agreement, each individual executing this Agreement on behalf of a Party has been duly authorized and empowered to execute and deliver this Agreement on behalf of said Party.

9.07. Interpretation and Rules of Construction. This Agreement is the product of negotiations among the Parties, and in the enforcement or interpretation hereof, is to be interpreted in a neutral manner, and any presumption with regard to interpretation for or against any Party by reason of that Party having drafted or caused to be drafted this Agreement, or any portion hereof, shall not be effective in regard to the interpretation hereof. The Parties were each represented by counsel during the negotiations and drafting of this Agreement and continue to be represented by counsel. In addition, this Agreement shall be interpreted in accordance with Bankruptcy Code § 102.

9.08. Successors and Assigns. This Agreement is intended to bind and inure to the benefit of the Parties and their respective successors and permitted assigns, as applicable. There are no third-party beneficiaries under this Agreement, and the rights or obligations of any Party under this Agreement may not be assigned, delegated, or transferred to any other person or entity.

9.09. Notices. All notices hereunder shall be deemed given if in writing and delivered, if sent by electronic mail, courier, or registered or certified mail (return receipt requested) to the following addresses (or at such other addresses as shall be specified by like notice):

(a) if to the Debtor, to:

P10 Industries, Inc.

2128 Braker Lane, BK 12

Austin, Texas 78758

Attention: Mark Ascolese

with copies to:

Eric Terry Law, PLLC

4040 Broadway Street

Suite 350

San Antonio, Texas 78209

Attention: Eric Terry

(b) if to 210, to:

210/P10 Investment LLC

8214 Westchester Drive, Suite 950

Dallas, Texas 75225

Attention: Caryn Peeples

With a copy to:

Haynes and Boone, LLP

2323 Victory Avenue, Suite 700

Dallas, Texas 75219

Attention: Robert D. Albergotti, Esq.

or such other address as may have been furnished by a Party to the other Party by notice given in accordance with the requirements set forth above.

Any notice given by delivery, mail, or courier shall be effective when received.

9.10. Access. The Debtor will provide 210 and its respective attorneys, consultants, accountants, and other authorized representatives (each an “Access Party”) reasonable access, upon reasonable notice during normal business hours, to relevant properties, books, contracts, commitments, records, management personnel, lenders, and advisors of the Debtor; provided, however, that the Debtor’s obligation hereunder shall be conditioned upon agreeing to maintain the confidentiality of any information received in connection with the foregoing, other than any such information that is available to such Access Party on a non-confidential bases (the “Information”) except that Information may be disclosed (a) to such Access Party’s affiliates and the partners, directors, officers, employees, service providers, agents and advisors of such Access Party and of such Access Party’s affiliates on a “need to know” basis solely in connection with the transactions contemplated hereby, (b) to the extent requested by any regulatory authority purporting to have jurisdiction over such Access Party or its affiliates, (c) to the extent required by applicable law, (d) to any of the Parties, or (e) with the consent of the Debtor. The Debtor will take actions reasonably requested by 210 to ensure that the Debtor has satisfied its duty to inquire and determine its stock owners as required by Treasury Regulation §1.382-2T(k)(3).

9.11. Waiver. If the Restructuring is not consummated, or if this Agreement is terminated for any reason, the Parties fully reserve any and all of their rights.

9.12. Specific Performance. It is understood and agreed by the Parties that money damages would be an insufficient remedy for any breach of this Agreement by any Party and each non-breaching Party shall be entitled to specific performance and injunctive or other equitable relief (without the posting of any bond and without proof of actual damages) as a remedy for any such breach, including an order of the Bankruptcy Court or other court of competent jurisdiction requiring any Party to comply promptly with any of its obligations hereunder.

9.13. Automatic Stay. 210 is authorized to take any steps necessary to effectuate the termination of this Agreement notwithstanding Bankruptcy Code § 362 or any other applicable law, and no cure period contained in this Agreement shall be extended pursuant to Bankruptcy Code §§ 108 or 365 or any other applicable law without the prior written consent of 210.

9.14. Several, Not Joint, Claims. The agreements, representations, warranties, and obligations of the Parties under this Agreement are, in all respects, several and not joint.

9.15. Severability. If any provision of this Agreement shall be held by a court of competent jurisdiction to be illegal, invalid, or unenforceable, the remaining provisions shall remain in full force and effect if essential terms and conditions of this Agreement for each Party remain valid, binding, and enforceable.

9.16. Remedies Cumulative. All rights, powers, and remedies provided under this Agreement or otherwise available in respect hereof at law or in equity shall be cumulative and not alternative, and the exercise of any right, power, or remedy thereof by any Party shall not preclude the simultaneous or later exercise of any other such right, power, or remedy by such Party.

IN WITNESS WHEREOF, the Parties have executed this Agreement on the day and year first above written.

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Debtor Signature Page to the Restructuring Support Agreement

P10 INDUSTRIES, INC.

By:	/s/ Mark Ascolese
Name: Mark Ascolese
Title: Chief Executive Officer

210 Signature Page to

the Restructuring Support Agreement

210/P10 INVESTMENT LLC

By:	/s/ Robert Alpert
Name: Robert Alpert
Title: Authorized Representative